August 17, 2023

By EDGAR, “CORRESP” Designation

Jennifer O'Brien
Staff Accountant

Office of Energy & Transportation
Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	TotalEnergies SE
Form 20-F for Fiscal Year Ended December 31, 2022
Response dated July 13, 2023
File No. 001-10888

Dear Jennifer O'Brien:

We refer to your letter dated August 11, 2023 setting forth the comments of the Staff of the Commission relating to TotalEnergies SE’s response of July 13, 2023.

The Company has requested an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by September 8, 2023.

Postal Address: 2 place Jean Millier - Arche Nord Coupole/Regnault

92078 Paris La Défense Cedex - T. : +33 (0)1 47 44 45 46

TotalEnergies SE

Société Européenne with a share capital of €6,245,660,447.50

Registered office : 2 place Jean Millier - La Défense 6 - 92400 Courbevoie - France — 542 051 180 RCS NANTERRE

Jennifer O'Brien Securities and Exchange Commission	-2-

If you have any questions relating to this matter, please feel free to call the undersigned at +33 (0)1 41 35 51 77 or Ryan Lynch of Latham & Watkins LLP at +1.713.546.7404.

Very truly yours,

/s/ Aurélien Hamelle
Aurélien Hamelle
General Counsel

Jennifer O'Brien Securities and Exchange Commission	-3-

cc:	Raj Rajan
(Securities and Exchange Commission)

Peggy Mouriot-Barbé Rafael Gutnik Romiti (TotalEnergies SE)

Ryan Lynch
(Latham & Watkins LLP)